FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 April 2011

GRUPO FINANCIERO HSBC, S.A. DE C.V.
FIRST QUARTER 2011 FINANCIAL RESULTS - HIGHLIGHTS

·
Net income before taxes for the first quarter of 2011 was MXN979m, an increase of MXN250m or 34.3% compared with MXN729m in the first quarter of 2010. Results were affected by one-off charges associated with the restructuring of regional services provided by the bank. Excluding the effect of these one-off charges, net income before taxes would have been MXN1,465m, up by MXN736m or 101.0% compared to the first quarter of 2010.

·
Net income for the first quarter of 2011 was MXN855m, unchanged from the first quarter of 2010. Excluding the effect of the one-off charges associated with the restructuring of regional services provided by the bank, net income would have been MXN1,194m, up MXN339m or 39.7% compared with the first quarter of 2010.

·	Total operating income, which includes loan impairment charges, for the first quarter of 2011 was MXN7,389m, an increase of MXN1,339m or 22.1% compared with MXN6,050m in the first quarter of 2010.

·	Loan impairment charges for the first quarter of 2011 were MXN1,654m, a decrease of MXN959m or 36.7% compared with MXN2,613m in the first quarter of 2010.

·
Net loans and advances to customers were MXN167.2bn at 31 March 2011, an increase of MXN21.6bn or 14.9% compared with MXN145.5bn at 31 March 2010. Total impaired loans as a percentage of gross loans and advances to customers improved to 2.7% compared with 4.2% at 31 March 2010. The coverage ratio was 197.7% compared with 149.2% at 31 March 2010.

·	At 31 March 2011, deposits were MXN259.6bn, an increase of MXN34.5bn or 15.3% compared with MXN225.2bn at 31 March 2010.

·	Return on equity was 7.2% for the first quarter of 2011, unchanged from the first quarter of 2010.

·	At 31 March 2011, the bank's capital adequacy ratio was 14.4% and the tier 1 capital ratio was 10.9%, compared with 17.3% and 13.5% respectively at 31 March 2010.

·	On 18 March 2011, the bank paid a dividend of MXN1,800m representing MXN1.095 per share. On 22 March 2011, Grupo Financiero HSBC paid a dividend of MXN3,520m representing MXN1.377 per share.

·
From the first quarter of 2011 following regulatory requirements issued by the Comisión Nacional Bancaria y de Valores - CNBV, financial figures for both the Insurance and Bond companies are required to be presented on a consolidated basis. As a result, from the first quarter 2010, financial results have been restated to be comparable with first quarter of 2011.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the first quarter ended 31 March 2011) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

In the first quarter of 2011, the Mexican economy continued to build on the recovery seen in 2010 and this trend is expected to continue in the second quarter of 2011.

Some moderation is forecast in the second half of the year due to the impact of higher global oil prices; however the overall economy is still expected to expand 4.1% in 2011. Inflation is forecast to be 3.6% for 2011 and it is expected that the Central Bank of Mexico will maintain its policy interest rate at 4.5% during 2011.

In the first quarter of 2011, Grupo Financiero HSBC focused on expanding its credit portfolio and increasing customer deposits, while maintaining strong capital and liquidity positions.

For the quarter ended 31 March 2011, Grupo Financiero HSBC's net income was MXN855m, unchanged from that reported in the first quarter of 2010. Higher trading income and lower impairment charges were offset by lower net interest income and net fee income and higher administrative expenses, largely as a result of the one-off charges associated with the restructuring of regional services provided by the bank.  In addition, the effective tax rate for 31 March 2011 was higher than the same period in 2010, largely due to changes in inflation related tax adjustments.

Net interest income was MXN5,282m, a decrease of MXN157m or 2.9% compared with the first quarter of 2010. This decline is mainly driven by increased interest expense as a result of higher customer deposit volumes and lower consumer lending volumes, particularly in credit cards. This was partially offset by higher volumes of available for sale securities and commercial and government loans.

Loan impairment charges were MXN1,654m, a decline of MXN959m or 36.7% compared with the first quarter of 2010. Lower loan impairment charges in 2011 are mainly as the result of a reduction in consumer lending balances, particularly in credit cards, and a general improvement in credit quality as origination criteria have been tightened and collection practices were improved.

Net fee income was MXN1,438m, a decrease of MXN284m or 16.5% compared with the first quarter of 2010. This decline was mainly driven by lower fee income from ATMs, customer deposits and the loan portfolio, particularly in credit cards. Fee income from credit cards continues to decline as balances reduce, however, the pace of this reduction has slowed compared to previous quarters.

Trading income was MXN1,215m, an increase of MXN526m or 76.3% compared with the first quarter of 2010. This improvement in trading income is mainly the result of solid performance in derivatives trading and the sale of one of our equity investments, partially offset by lower foreign exchange and debt trading results.

Administrative and personnel expenses were MXN6,418m, an increase of MXN1,094m or 20.5% compared with the first quarter of 2010. The increase includes one-off charges associated with the restructuring of regional services provided by the bankand, to a lesser extent, the upgrading and optimisation of the branch network. Excluding the effect of one-off charges related with the restructuring of regional services provided by the bank, the increase in expenses would have been MXN608m or 11.4% compared with the first quarter of 2010.

The performance of Grupo Financiero HSBC's non bank subsidiaries continues to represent an important contribution to the Group's results, particularly HSBC Seguros. For the first quarter of 2011, HSBC Seguros reported net profit of MXN338m, MXN5m or 1.4% less than in the first quarter of 2010. Lower financial income resulting from the low interest rate environment affected profitability. However, this was partially offset by a decrease in technical reserves, higher premiums from the T5 individual life product and renegotiation of coinsurer and reinsurer contracts.

Net loans and advances to customers increased MXN21.6bn or 14.9% to MXN167.2bn at 31 March 2011 compared with 31 March 2010. This increase is mainly driven by growth in the commercial and government portfolios.

At 31 March 2011, total impaired loans decreased by 26.7% to MXN4.8bn compared with 31 March 2010, mainly due to a 54.9% reduction in impaired consumer loans. Total impaired loans as a percentage of gross loans and advances to customers improved to 2.7% from 4.2% at 31 March 2010.

Total loan loss allowances at 31 March 2011 were MXN9.6bn, a decrease of MXN287m or 2.9% compared to 31 March 2010. The total coverage ratio (allowance for loan losses divided by impaired loans) was 197.7% at 31 March 2011 compared with 149.2% at 31 March 2010. This increase in the coverage ratio is primarily due to the reduction in total impaired loans.

Total deposits were MXN259.6bn at 31 March 2011, an increase of MXN34.5bn or 15.3% compared with 31 March 2010. This is due to an increased focus on sales and promotion of flagship deposit products, specifically 'Ahorro' and 'Flexible'.

At 31 March 2011, the bank's capital adequacy ratio was 14.4% compared with 17.3% at 31 March 2010. The Tier 1 capital ratio was 10.9% compared with 13.5% at 31 March 2010. The reduction in the capital adequacy ratio is mainly due to an increase in credit risk assets, the impact of the adoption of local regulatory operational risk requirements, the dividend payment and a reduction in the valuation of available for sale securities, partially offset by a decrease in market risk.

On 18 March 2011, the bank paid a dividend of MXN1,800m representing MXN1.095 per share. On 22 March 2011, Grupo Financiero HSBC paid a dividend of MXN3,520m representing MXN1.377 per share.

Business Highlights

Personal Financial Services (PFS)

During the first quarter of 2011, PFS achieved very strong sales in its consumer loan products and continued to grow its wealth management business. The new branch operating model coupled with the sales campaign 'Gran Venta HSBC' launched at the end of January, provided the momentum for the increase in sales.

At the end of the first quarter of 2011, PFS core customer deposit balances increased 7.7% compared to the first quarter of 2010. In particular, 'Ahorro' and 'Flexible' sales increased by 46%.

Special focus was placed on cross-selling of payroll accounts to our Global Banking and Commercial Banking customers. As a result, payroll accounts reported the highest quarterly growth for the past six years.

During the period, despite the credit card market remaining relatively stagnant, we increased credit card sales as a result of the 'Gran Venta HSBC' campaign. In addition, several strategies were launched aimed at reducing seasonal decreases in credit card balances including: installments on purchases, balance transfers, credit limit increases, extended preferential rates, cash advances, convenience cheques, 10% supermarket purchase rebates and discount on first day of activation purchases. We also launched our new loyalty programme, HSBC MAS, which provides our customers with more benefits and better services.

Commercial Banking

During first quarter of 2011, Commercial Banking deposits continued to grow solidly, reporting a 25% increase compared with 31 March 2010. Additionally, the loan portfolio grew by 41% compared with 31 March 2010.

To provide our Business Banking customers with additional product choice, we launched the new 'HSBC Empresas' credit card. This credit card will allow business banking customers to meet their working capital needs. In addition, we re-priced our products in order to provide competitive product offerings and we continue to increase our presence in branches with specialised account managers for Business Banking customers.

To support our corporate customers, efforts are focused on improving our client service and product offerings, as we believe this segment is key for our growth during 2011.

Global Banking and Markets

Global Markets reported solid revenues in its three core activities: Balance Sheet Management, Sales and Trading, and derivative sales.

During the first quarter of 2011, results also benefited from extraordinary income from the sale of one of our equity investments. Cross-selling of Global Markets products and services to all the bank's customer segments remains the key growth driver.

During the first quarter, Global Banking's credit and lending business originated new lending to corporate clients in excess of MXN 6,671m.

In Debt Capital Markets business, we have placed and participated in bond issuances for a total transaction amount of MXN 60,366m including United Mexican States (UMS), CEMEX, Inbursa, Santander, INFONAVIT, Bancomext and Interacciones, placing HSBC in the top three in local league tables.

Global Banking achieved particularly good results in Client Bank Deposits, by increasing our average balances by 64% year-on-year.

Grupo Financiero HSBC first quarter 2011 financial results as reported to HSBC Holdings plc, our ultimate parent company, under International Financial Reporting Standards (IFRS)

For the quarter ended 31 March 2011, Grupo Financiero HSBC reported pre-tax profits of MXN1,596m, an increase of MXN289m or 22.1% compared with MXN1,307m in 31 March 2010.

The higher results compared to that reported under Mexican GAAP is largely due to lower loan impairment charges as result of the different provisioning methodologies. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

SALE OF HSBC AFORE TO PRINCIPAL FINANCIAL GROUP

As announced on 11 April 2011, Grupo Financiero HSBC, signed an agreement to sell HSBC Afore, S.A. de C.V., its pension funds management business, to Principal Financial Group, S.A. de C.V. ('Principal') for a cash consideration of MXN2,360m (approximately US$198m).

Grupo Financiero HSBC and Principal will work together to ensure a smooth transition and have agreed to establish an exclusive distribution agreement, under which Principal will continue the sale and servicing of its pension fund products through the Grupo Financiero HSBC's retail banking network in Mexico.

The transaction, which is subject to regulatory approvals, is expected to be completed in the third quarter of 2011.

About HSBC

Grupo Financiero HSBC, is one of the leading financial groups in Mexico with 1,147 branches, 6,361 ATMs, approximately eight and a half million total customer accounts and more than 20,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and assets of US$2,455bn at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2011	2010	2011	2010
Assets

Cash and deposits in banks	53,883	59,441	53,881	59,431

Margin accounts	50	3	50	3

Investment in securities	170,743	148,096	156,672	133,620
Trading securities	37,234	51,934	30,554	45,654
Available-for-sale securities	118,799	79,736	118,799	79,427
Held to maturity securities	14,710	16,426	7,319	8,539

Repurchase agreements	362	14	362	14

Derivative transactions	25,379	22,773	25,379	22,773

Performing loans
Commercial loans	85,672	70,775	85,672	70,775
Loans to financial intermediaries	12,591	7,412	12,591	7,412
Consumer loans	26,948	28,008	26,948	28,008
Mortgage loans	17,553	19,769	17,553	19,769
Loans to government entities	29,136	22,832	29,136	22,832
Total performing loans	171,900	148,796	171,900	148,796
Impaired loans
Commercial loans	1,721	1,648	1,721	1,648
Consumer loans	1,260	2,794	1,260	2,794
Mortgage loans	1,854	2,157	1,854	2,157
Total impaired loans	4,835	6,599	4,835	6,599
Gross loans and advances to customers	176,735	155,395	176,735	155,395
Allowance for loan losses	(9,560)	(9,847)	(9,560)	(9,847)
Net loans and advances to customers	167,175	145,548	167,175	145,548
Premium receivables	312	394	-	-
Accounts receivables from reinsurers and rebonding companies	330	357	-	-
Other accounts receivable	28,783	19,992	28,839	20,253
Foreclosed assets	165	211	165	211
Property, furniture and equipment, net	8,799	7,718	8,795	7,715
Long-term investments in equity securities	200	209	120	134
Long-term assets available for sale	2,465	2,245	-	-
Deferred tax assets	5,748	4,774	5,636	4,693
Goodwill	1,218	1,218	-	-
Other assets, deferred charges and intangibles	5,213	3,336	5,011	3,157
Total assets	470,825	416,329	452,085	397,552

Consolidated Balance Sheet
(continued)

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2011	2010	2011	2010
Liabilities
Deposits	259,637	225,183	260,297	225,481
Demand deposits	153,463	121,859	154,123	122,157
Time deposits	101,906	99,057	101,906	99,057
Issued credit securities	4,268	4,267	4,268	4,267

Bank deposits and other liabilities	19,921	11,955	19,921	11,955
On demand	3,827	2,245	3,827	2,245
Short-term	14,607	8,060	14,607	8,060
Long-term	1,487	1,650	1,487	1,650

Repurchase agreements	49,816	37,469	54,392	42,295
Settlement accounts	1,440	5,518	1,440	5,518
Collateral sold	9,215	16,366	4,639	11,539
Derivative transactions	24,009	24,886	24,009	24,886
Technical reserves	10,670	10,329	-	-
Reinsurers	35	201	-	-
Other accounts payable	40,073	25,153	41,452	24,645
Income tax and employee profit sharing payable	1,210	1,300	918	1,124
Contribution for future capital increases	-	-	2,013	-
Sundry creditors and other accounts payable	38,863	23,853	38,521	23,521

Subordinated debentures outstanding	9,881	10,006	9,881	10,006

Deferred tax liabilities	680	872	639	830

Total liabilities	425,377	367,938	416,670	357,155

Equity
Paid in capital	32,673	32,678	25,605	25,605
Capital stock	5,111	9,434	5,087	5,087
Additional paid in capital	27,562	23,244	20,518	20,518

Other reserves	12,764	15,702	9,807	14,789
Capital reserves	1,726	1,648	10,636	14,313
Retained earnings	11,368	13,136	131	136
Result from the mark-to-market of available-for-sale securities	(1,277)	406	(1,277)	282
Result from cash flow hedging transactions	92	(343)	92	(343)
Net income	855	855	225	401
Minority interest in capital	11	11	3	3
Total equity	45,448	48,391	35,415	40,397
Total liabilities and equity	470,825	416,329	452,085	397,552

Consolidated Balance Sheet
(continued)

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2011	2010	2011	2010
Memorandum Accounts	2,490,065	2,216,565	2,383,147	2,113,462

Third party accounts	90,431	41,531	50,542	39,564
Clients current accounts	(24)	-	-	-
Custody operations	29,793	-	-	-
Transactions on behalf of clients	10,120	1,967	-	-
Third party investment banking operations, net	50,542	39,564	50,542	39,564

Proprietary position	2,399,634	2,175,034	2,332,605	2,073,898
Guarantees granted	16	25	16	25
Contingent assets and liabilities	115	128	115	128
Irrevocable lines of credit granted	17,185	14,013	17,185	14,013
Goods in trust or mandate	310,733	271,462	310,733	271,462
Goods in custody or under administration	257,710	238,131	252,599	233,020
Collateral received by the institution	14,220	26,071	14,220	26,071
Collateral received and sold or delivered as guarantee	17,926	30,896	13,346	26,071
Values in deposit	53	52	-	-
Suspended interest on impaired loans	236	273	236	273
Recovery guarantees for issued bonds	45,011	36,508	-	-
Paid claims	5	-	-	-
Cancelled claims	1	1	-	-
Responsibilities from bonds in force	3,623	3,296	-	-
Other control accounts	1,732,800	1,554,178	1,724,155	1,502,835

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2011	2010	2011	2010
Interest income	7,197	7,265	7,017	7,073
Interest expense	(2,191)	(1,961)	(2,196)	(1,915)
	5,006	5,304	4,821	5,158
Earned premiums	778	686	-	-
Increase in technical reserves	(154)	(215)	-	-
Claims	(348)	(336)	-	-
	276	135	-	-
Net interest income	5,282	5,439	4,821	5,158

Loan impairment charges	(1,654)	(2,613)	(1,654)	(2,613)
Risk-adjusted net interest income	3,628	2,826	3,167	2,545

Fees and commissions receivable	1,913	2,203	1,841	2,104

Fees payable	(475)	(481)	(328)	(265)

Trading income	1,215	689	839	458

Other operating income	1,108	813	1,124	961

Total operating income	7,389	6,050	6,643	5,803

Administrative and personnel expenses	(6,418)	(5,324)	(6,477)	(5,523)

Net operating income	971	726	166	280

Undistributed income from subsidiaries	8	3	9	2

Net income before taxes	979	729	175	282
Income tax and employee profit sharing tax	(322)	(628)	(41)	(470)
Deferred income tax	127	647	94	589
Net income before discontinued operations	784	748	228	401

Discontinued operations	74	107	-	-

Minority interest	(3)	-	(3)	-

Net income	855	855	225	401

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2011	32,673	1,726	13,058	140	(213)	2,119	10	49,513

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	-	2,119	-	-	(2,119)	-	-
Cash dividends	-	-	(3,520)	-	-	-	-	(3,520)
Other	-	-	(289)	-	-	-	-	(289)
Total	-	-	(1,690)	-	-	(2,119)	-	(3,809)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	855	1	856
Result from valuation of available- for-sale securities	-	-	-	(1,417)	-	-	-	(1,417)
Result from cash flow hedging transactions	-	-	-	-	305	-	-	305
Total	-	-	-	(1,417)	305	855	1	(256)
Balances at 31 March 2011	32,673	1,726	11,368	(1,277)	92	855	11	45,448

Consolidated Statement of Changes in Shareholders' Equity

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2011	25,605	12,436	-	(48)	(213)	420	3	38,203

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	-	420	-	-	(420)	-	-
Cash dividends	-	(1,800)	-	-	-	-	-	(1,800)
Other	-	-	(289)	-	-	-	-	(289)
Total	-	(1,800)	131	-	-	(420)	-	(2,089)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	225	-	225
Result from valuation of available- for-sale securities	-	-	-	(1,229)	-	-	-	(1,229)
Result from cash flow hedging transactions	-	-	-	-	305	-	-	305
Total	-	-	-	(1,229)	305	225	-	(699)
Balances at 31 March 2011	25,605	10,636	131	(1,277)	92	225	3	35,415

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	31 Mar 2011

Net income	855
Adjustments for items not involving cash flow:	14,525
Gain or loss on appraisal of activities associated with investment & financing	(597)
Allowances for loan losses	1,677
Depreciation and amortisation	774
Provisions	1,737
Income tax and deferred taxes	195
Technical reserves	10,670
Undistributed income from subsidiaries	69

Changes in items related to operating activities:
Margin accounts	(8)
Investment securities	(28,620)
Repurchase agreements	1,494
Derivative (assets)	3,756
Loan portfolio	(6,704)
Foreclosed assets	(26)
Operating assets	(5,783)
Deposits	6,301
Bank deposits and other liabilities	(2,010)
Settlement accounts	(919)
Creditors repo transactions	19,905
Collateral sold or delivered as guarantee	(2,569)
Derivative (liabilities)	(6,536)
Subordinated debentures outstanding	(126)
Accounts receivables from reinsurers and coinsurers	(330)
Accounts receivables from premiums	(312)
Reinsurers and bonding	35
Other operating liabilities	12,993
Funds provided by operating activities	(9,459)

Investing activities:
Acquisition of property, furniture and equipment	504
Intangible assets acquisitions	(346)
Funds used in investing activities	158

Financing activities:
Cash dividends	(3,520)
Funds used in financing activities	(3,520)

Financing activities:
Decrease in cash and equivalents	2,559
Cash and equivalents at beginning of period	51,324
Cash and equivalents at end of period	53,883

Consolidated Statement of Cash Flows

BANK

Figures in MXN millions	31 Mar 2011

Net income	225
Adjustments for items not involving cash flow:	3,532
Gain or loss on appraisal of activities associated with investment & financing	(597)
Allowances for loan losses	1,677
Depreciation and amortisation	774
Provisions	1,737
Income tax and deferred taxes	(53)
Undistributed income from subsidiaries	(6)

Changes in items related to operating activities:
Margin accounts	(8)
Investment securities	(18,389)
Repurchase agreements	1,494
Derivative (assets)	3,756
Loan portfolio	(6,704)
Foreclosed assets	(5)
Operating assets	(5,969)
Deposits	6,684
Bank deposits and other liabilities	(2,010)
Settlement accounts	(919)
Creditors repo transactions	19,524
Collateral sold or delivered as guarantee	(2,188)
Derivative (liabilities)	(6,536)
Subordinated debentures outstanding	(126)
Other operating liabilities	13,034
Funds provided by operating activities	1,638

Investing activities:
Acquisition of property, furniture and equipment	(491)
Intangible assets acquisitions	(258)
Funds used in investing activities	(749)

Financing activities:
Cash dividends	(1,800)
Other	(289)
Funds used in financing activities	(2,089)

Financing activities:
Decrease in cash and equivalents	2,557
Cash and equivalents at beginning of period	51,324
Cash and equivalents at end of period	53,881

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the three months ended 31 March 2011 and an explanation of the key reconciling items.

31 Mar
Figures in MXN millions	2011

Grupo Financiero HSBC - Net Income Under Mexican GAAP	855

Differences arising from:

Valuation of defined benefit pensions and post retirement healthcare benefits W	17
Acquisition costs relating to long-term investment contracts W	(2)
Deferral of fees received and paid on the origination of loans	(8)
Recognition and provisioning for loan impairments W	442
Purchase accounting adjustments W	(6)
Recognition of the present value in-force of long-term insurance contracts W	20
Other W	(23)
Net income under IFRS	1,295
US dollar equivalent (millions)	107
Add back tax expense	301
Profit before tax under IFRS	1,596
US dollar equivalent (millions)	132
Exchange rate used for conversion	12.06

W Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Acquisition costs of long-term investment contracts
Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS (continued)

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on the origination of loans
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for using the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

·
When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

·	In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Purchase accounting adjustments
Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date:  3 May, 2011